7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES
UNAUDITED 2010 FOURTH QUARTER AND FULL YEAR
FINANCIAL RESULTS

•	Record 107 net hotels added in fourth quarter to a total of 568 hotels in operation. A total of 231 hotels in operation were added in full year 2010.
•	Fourth quarter total net revenue increased 41.4% year-over-year to RMB439.1 million
•	Full Year adjusted EBITDA grew 51.9% year-over-year to RMB348.8 million
•	Target of 290 new hotel openings in 2011, up from initial target of 240

GUANGZHOU, CHINA – March 8, 2011 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced its unaudited financial results for the fourth quarter of 2010 and full year 2010.

Fourth Quarter 2010 Financial Highlights

•	Total net revenues increased by 41.4% to RMB439.1 million (US$66.5 million)1, compared to RMB310.5 million for the same period in the fiscal year 2009.
•
Income from operations was RMB32.1 million (US$4.9 million), compared to RMB26.8 million in the fourth quarter of 2009. Non-GAAP income from operations increased by 38.9% to RMB41.1million (US$6.2 million) from RMB29.6 million for the same period in the fiscal year 2009.

•
EBITDA was RMB84.7 million (US$12.8 million), compared to a loss of RMB30.1 million for the same period in 2009. Adjusted EBITDA increased by 35.6% year-over-year to RMB93.7 million (US$14.2 million). EBITDA margin was 19.3% as compared to a loss in the same period in the fiscal year 2009. Adjusted EBITDA margin was 21.3% compared to 22.3% in the same period in the fiscal year 2009.

1
The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States Dollars is solely for the convenience of the reader. RMB amounts included in this press release have been translated into U.S. dollars at the exchange rate of December 30, 2010 as set forth in the H.10 statistical release of the Federal Reserve Board, which was US$1.00 = RMB6.60.  No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on December 30, 2010.

•
Net income attributable to the Company’s shareholders was RMB22.0million (US$3.3 million), compared to a net loss of RMB93.4 million for the same period in the fiscal year 2009. Non-GAAP net income was RMB31.0million (US$4.7 million), compared to RMB5.8 million for the same period in the fiscal year 2009.

•	Basic and diluted earnings per ADS2 were RMB0.45 (US$0.07). Non-GAAP basic and diluted earnings per ADS were RMB0.61 (US$0. 09).and RMB0.60 (US$ 0.09), respectively.
•	Net operating cash inflow was RMB133.5 million (US$20.2 million), an increase of 54.3% compared to RMB86.5 million in the fourth quarter of the fiscal year 2009.

Full Year 2010 Financial Highlights

•	Total net revenues increased by 31.3% year-over-year to RMB1,498.9 million (US$227.1 million) compared to RMB1,141.3 million for 2009.
•
Income from operations was RMB154.1 million (US$23.3 million), compared to RMB73.9 million in the fiscal year 2009. Non-GAAP income from operations increased by 98.8% to RMB169.6 million (US$25.7 million) from RMB85.3 million in the fiscal year 2009.

•
EBITDA was RMB333.3 million (US$50.5 million), a 188.6% increase compared to RMB115.5 million in the fiscal year 2009. Adjusted EBITDA was RMB348.8 million (US$52.8 million), compared to RMB229.7 million in the fiscal year 2009. EBITDA margin increased to 22.2% from 10.1% in the fiscal year 2009. Adjusted EBITDA margin increased to 23.3% from 20.1% in the fiscal year 2009.

•
Net income attributable to the shareholders was RMB117.7 million (US$17.8 million), compared to a net loss of RMB104.0 million in the fiscal year 2009. Non-GAAP net income was RMB133.2 million (US$20.2 million), compared to Non-GAAP net income of RMB10.3 million during the fiscal year 2009.

•
Basic earnings per ADS was RMB2.37 (US$0.36), and diluted earnings per ADS was RMB 2.34 (US$0.35), compared with the basic and diluted loss per ADS of RMB5.78 for the fiscal year 2009. Non-GAAP basic and diluted earnings per ADS were RMB2.67 (US$0.40).

•	Net operating cash inflow increased significantly to RMB371.0 million (US$56.2 million), compared to RMB248.6 million in the fiscal year 2009.

2	Each ADS represents 3 of the Company’s ordinary shares.

Fourth Quarter and Full Year 2010 Operational Highlights

•	Added a record 107 hotels, comprising 40 net leased-and-operated hotels and 67 net managed hotels in the fourth quarter 2010.
•	Added record 231 hotels, comprising 85 net leased-and-operated hotels and 146 net managed hotels in fiscal year 2010.
•	As of December 31, 2010, 7 Days Group had 568 hotels in operation, consisting of 321 leased-and-operated hotels and 247 managed hotels, representing a total of 56,410 rooms covering 89 cities.
•	As of December 31, 2010, there were 25 leased-and-operated hotels under conversion and 172 managed hotels contracted but not yet opened.
•
For full year 2010, occupancy rates for leased-and-operated hotels, managed hotels and all hotels were 91.0%, 84.0% and 88.7%, respectively, compared with 89.2%, 82.8% and 88.3%, respectively, in the fiscal year 2009. For fourth quarter 2010, occupancy rates for leased-and-operated hotels, managed hotels and all hotels were 86.2%, 80.4% and 83.9%, respectively, compared with 90.0%, 80.0% and 88.1%, respectively, in the fourth quarter 2009. The year-over-year decrease in occupancy rates in the fourth quarter was primarily a result of a record number of new hotels added in the fourth quarter and a decline in domestic travel to Guangzhou and surrounding areas due to the 16th Asian Games held in Guangzhou in the fourth quarter of 2010.

•
RevPAR3 for leased-and-operated hotels was RMB143.4 in the fourth quarter of 2010, compared to RMB147.8 in the same period in the fiscal year 2009, while RevPAR for managed hotels was RMB124.9 in the fourth quarter of 2010 compared to RMB125.3 in the fourth quarter of 2009. The year-over-year decrease in RevPAR in the fourth quarter was primarily a result of a higher number of new hotels opened.

•
For the full year 2010, RevPAR for all hotels slightly increased to RMB143.9 from RMB140.9 in the fiscal year 2009; while RevPAR for leased-and-operated hotels and managed hotels were RMB150.0 and RMB131.6, respectively, up from RMB142.7 and RMB129.3, respectively, in the fiscal year 2009.

•
As of December 31, 2010, the number of 7 Days Club members increased by 69.2% to 16.5 million from 9.75 million as of December 31, 2009, with repeat customers accounting for 80% of total room nights in the fourth quarter of 2010.

3	RevPAR represents revenue per available room

Recent Business Developments:

Mr. Alex Nanyan Zheng, 7 Days Group’s Chief Executive Officer and Director, commented, “I am pleased to announce a strong finish to 2010, which rounded out a year characterized by robust financial and operational growth in line with our expectations. Our results for the fourth quarter and full year were supported by ongoing economic growth in China and the rapid expansion of the domestic travel and lodging industries.  Our ability to leverage these favorable dynamics by proactively increasing investment in business development, coupled with consistent execution of our strategy, helped us to achieve the highest number of new hotel openings for the full year in the economy hotel sector in China. Our 231 new hotels opened in fiscal 2010 is equal to the number of new hotel openings in 2008 and 2009 combined, a true testament of our ability to execute on our rapid expansion strategy. While the resulting increase in the number of hotel rooms in our portfolio has naturally impacted some of our hotel operating metrics, we remain confident that our operating performance will improve as the new hotels mature.  As of December 31, 2010, we operated 568 hotels, nearly doubled our size of our hotel portfolio prior to becoming a public company in late 2009, and have expanded our geographic footprint to 89 cities in 2010 from 54 cities in the previous year.

“The impressive growth we achieved in 2010 has further strengthened the 7 Days Inn brand, and we are now the second largest economy hotel chain in China in terms of both number of hotels and rooms.  Our success is attributable in large part to a deep understanding of our customer base and a consistent focus on catering to their core needs.  As such, when a guest chooses 7 Days Inn, they know they will have locations around the country to choose from, a fast and efficient reservation system, the ability to purchase quality hotel services on an as needed basis during the booking process, a quick check-in, a high quality, clean and comfortable guest room, and most importantly, a consistent experience at an affordable price.

“We continue to see significant growth opportunities in the economy hotel segment in China and we aim to accelerate our business development efforts in 2011, particularly within our managed hotel portfolio.  We have made significant and rapid progress in developing our managed hotels, and thus far we are encouraged by the performance of our newly opened managed hotels.  For 2011, in light of the favorable market conditions and our successful expansion efforts to date, we are revising our initial goal of opening 240 hotels and now target to open 290 new properties, including 80 leased-and-operated hotels and 210 managed hotels.  We believe the strength of our brand name, industry leading 7 Days Club, powerful eCommerce platform, low-cost strategy and focus on customer needs position us well to capture additional market share in 2011, especially in China’s Tier 2 and Tier 3 cities. Since becoming a public company in November 2009, we have made significant progress in growing our business and we remain committed to delivering growth and increasing shareholder value.”

Mr. Eric Haibing Wu, 7 Days Group’s Chief Financial Officer, added, “Our financial results for the fourth quarter and full year, with both top- and bottom-line growth, benefited from our growth strategy.   As expected, the rapid expansion of our hotel portfolio contributed to an increase in our hotel operating costs and operating expenses.  As our hotel portfolio grows, we intend to leverage economies of scale, while remaining committed to maintaining a prudent cost structure.  In 2011, we expect the contribution from managed hotels to increase and our overall outlook remains positive. We are confident that our planned expansion of our hotel base will support continued revenue and profit growth in the year ahead.”

Fourth Quarter 2010 Unaudited Financial Results

Gross revenues. Gross revenues for the fourth quarter of 2010 were RMB465.0 million (US$70.5 million), representing a year-over-year increase of 41.2% from RMB329.4 million in the fourth quarter of 2009 and an increase of 8.5% from RMB428.5 million in the third quarter of 2010.

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for the fourth quarter of 2010 were RMB420.5 million (US$63.7 million), a 29.0% increase from RMB326.0 million in the fourth quarter 2009, and an increase of 5.8% from RMB397.3 million in the third quarter of 2010, driven by the expansion of the Company’s hotel portfolio.

Gross revenues from managed hotels.  Gross revenues from managed hotels for the fourth quarter of 2010 increased by 1,209% year-over-year and by 42.6% quarter-over-quarter to RMB44.5 million (US$6.7 million) as the Company continued to expand its managed hotel portfolio in the fourth quarter of 2010.  During the period, the Company opened 67 net managed hotels.

Total net revenues.  Total net revenues for the fourth quarter of 2010 were RMB439.1 million (US$66.5 million), representing a year-over-year increase of 41.4% from RMB310.5 million in fourth quarter 2009, resulting from continued growth in the number of hotels and an improved operating performance supported by the Company’s powerful loyalty program, increased brand name recognition as well as an improved macro environment.  Total net revenues increased by 8.3% on a sequential basis from RMB405.5 million in the third quarter of 2010.

Hotel operating costs. Hotel operating costs for the fourth quarter of 2010 were RMB345.5 million (US$52.3 million), or 78.7% of total net revenues, compared with 83.8% of total net revenues in the same quarter in 2009 and 74.7% for the third quarter of 2010.  The improvement in operating costs as a percentage of total net revenues compared to the same quarter in 2009 was primarily due to revenue growth coupled with the Company’s efforts to maintain a lean operating structure. The sequential increase in hotel operating costs as a percentage of the total net revenue from the third quarter of 2010 was due to a seasonal decline in operating performance while the costs were relatively fixed in the fourth quarter of 2010.

Sales and marketing expenses. Sales and marketing expenses for the fourth quarter of 2010 were RMB16.6 million (US$2.5 million), or 3.8% of total net revenues, compared with 3.0% of total net revenues in the same quarter in 2009 and 2.3% in the third quarter of 2010. The increase in sales and marketing costs as a percentage of revenue resulted from an increase in promotional activities in the fourth quarter.

General and administrative expenses. General and administrative expenses for the fourth quarter of 2010 were RMB44.8 million (US$6.8 million), or 10.2% of total net revenues, compared to RMB14.2 million, or 4.6% of total net revenues in the same quarter in 2009, and RMB28.0 million, or 6.9% of total net revenues in the third quarter of 2010. The year-over-year in increase in general and administrative expenses was a result of increased share based compensation expenses, a rise in incentive payment associated with better than expected business development activities and hotel opening schedule and a reduction in general administrative expenses in the prior year period due to a net gain of approximately RMB5.7 million upon termination of a lease in the fourth quarter 2009.

Accordingly, total operating costs and expenses was RMB407.0 million (US$61.7 million), representing 92.7% of total net revenues, compared to 91.4% of total net revenues in the same quarter of 2009 and 83.9% in the third quarter of 2010.

Income from operations. Income from operations for the fourth quarter of 2010 was RMB32.1 million (US$4.9 million), compared to RMB26.8 million in the fourth quarter 2009 and RMB65.4 million in the third quarter of 2010.  The year-over-year rise in income from operations was primarily driven by the increased contribution from managed hotels in the portfolio.  The sequential decrease in income from operations was primarily a result of seasonality. Non-GAAP income from operations was RMB41.1 million (US$6.2 million), compared to a non-GAAP income from operations of RMB29.6 million for the same quarter in 2009 and non-GAAP income from operations of RMB67.2 million in the third quarter of 2010.

EBITDA. EBITDA was RMB84.7 million (US$12.8 million) as compared to a loss of RMB30.1 million for the same period in 2009 and RMB111.1 million in the third quarter of 2010. Adjusted EBITDA for the fourth quarter of 2010 was RMB93.7 million (US$14.2 million), compared to RMB69.1 million for the same quarter in 2009 and RMB112.9 million in the third quarter of 2010.  Adjusted EBITDA margin was 21.3% during the fourth quarter of 2010, compared to 22.3% in fourth quarter of 2009 and 27.8% in the third quarter of 2010.

Interest expense. Interest expense for the fourth quarter of 2010 was RMB0.3 million, compared to RMB18.2 million for the same period in 2009 and RMB0.02 million in the third quarter of 2010.

Income tax expense. Income tax expense for the fourth quarter of 2010 was RMB10.9 million (US$1.7 million), compared to RMB5.8 million in the fourth quarter of 2009 and RMB6.1 million in the third quarter of 2010.

Net income attributable to 7 Days Group Holdings Limited shareholders. Net income attributable to 7 Days Group Holdings Limited shareholders was RMB22.0 million (US$3.3 million) in the fourth quarter of 2010, compared to a net loss of RMB93.4 million in the fourth quarter of 2009 and RMB59.8 million in the third quarter of 2010.

Non-GAAP net income.  Non-GAAP net income was RMB31.0 million (US$4.7 million), compared to Non-GAAP net income of RMB5.8 million for the fourth quarter of 2009 and Non-GAAP net income of RMB61.7 million in the third quarter of 2010.

Basic and diluted earnings per ADS. Basic and diluted earnings per ADS were RMB0.45 (US$0.07) for the fourth quarter of 2010, compared to basic and diluted loss per ADS of RMB3.84 for the same quarter in 2009 and the basic earnings per ADS of RMB1.20 and diluted earnings per ADS of RMB1.19 in the third quarter 2010. Non-GAAP basic and diluted earnings per ADS were RMB0.61 (US$0. 09) and RMB0.60 (US$0.09) respectively, for the fourth quarter 2010, compared to non-GAAP basic and diluted earnings per ADS of RMB0.18 in the same quarter in 2009 and basic and diluted earnings per ADS of RMB1.24 and RMB1.23 in the third quarter 2010.

Cash and pledged bank deposits. As of December 31, 2010, the Company had cash and pledged bank deposits of RMB393.5 million (US$59.6 million), representing a quarter-over-quarter decrease of 13.1%, from RMB452.9 million as of September 30, 2010.

Operating cash flow. Net operating cash inflow for the fourth quarter of 2010 was RMB133.5 million (US$20.2 million), representing quarter-over-quarter increase of 37.6% from RMB97.0 million in the third quarter 2010 and a year-over-year increase of 54.3% from RMB86.5 million in fourth quarter 2009.

Full Year 2010 Unaudited Financial Results

Gross revenues. Gross revenues for 2010 were RMB1,587.0 million (US$240.5 million), representing a year-over-year increase of 31.1% from RMB1,210.1 million in 2009.

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for 2010 were RMB1,491.0 million (US$225.9 million), 24.0% higher than the fiscal year 2009’s RMB1,202.0 million driven by the expansion in the number of leased-and-operated hotels.

Gross revenues from managed hotels.  Gross revenues from managed hotels for 2010 increased by 1,085.2% to RMB96.0 million (US$14.5 million) as more managed hotels were added to the Company’s hotel portfolio.

Total net revenues.  Total net revenues for 2010 were RMB1,498.9 million (US$227.1 million), representing a year-over-year increase of 31.3% from RMB1,141.3 million in the fiscal year 2009. The growth was primarily driven by the expansion in the number of leased-and-operated hotels.

Hotel operating costs. Hotel operating costs for 2010 were RMB1,182.9 million (US$179.2 million), or 78.9% of total net revenues, compared with 85.1% of total net revenues in the fiscal year 2009.  The improvement in hotel operating costs as a percentage of total net revenues resulted from the increased operational leverage resulting from the significant increase in the number of hotels in operation and higher revenues.

Sales and marketing expenses. Sales and marketing expenses for the fiscal year 2010 were RMB39.6 million (US$6.0 million), or 2.6% of total net revenues, compared with 2.7% of total net revenues in the fiscal year 2009.

General and administrative expenses. General and administrative expenses for the fiscal year 2010 were RMB122.4 million (US$18.5 million), or 8.2% of total net revenues, compared with 5.7% of total net revenues in the fiscal year 2009.  The year-over-year increase was primarily due to a rise in incentive payment associated with better than expected business development activities and hotel opening schedule, an increase in costs associated with being a publicly listed company in the U.S., higher share based compensation expenses, impairment of hotel assets and a reduction in general administrative expenses in the prior year period due to a net gain of approximately RMB5.7 million upon termination of a lease in the fourth quarter 2009.

Accordingly, total operating costs and expenses for the fiscal year 2010 was RMB1,344.9 million (US$203.8 million) representing 89.7% of total net revenues compare with 93.5% of total net revenues in the fiscal year 2009.

Income from operations. Income from operations for 2010 was RMB154.1 million (US$23.3 million), compared to RMB73.9 million in the fiscal year 2009. Non-GAAP income from operations increased to RMB169.6 million (US$25.7 million) from RMB85.3 million in the fiscal year 2009.

EBITDA.  EBITDA was RMB333.3 million (US$50.5 million), compared to RMB115.5 million in the fiscal year 2009. Adjusted EBITDA was RMB348.8 million (US$52.8 million), compared to RMB229.7 million in the fiscal year 2009.  Adjusted EBITDA margin was 23.3%, an improvement of 3.2% in the fiscal year 2009.

Interest expense. Interest expense for the fiscal year 2010 was RMB2.1 million (US$0.3 million), representing a year-over-year decrease of 97.4%, from RMB81.9 million in the fiscal year 2009.

Change in fair value of ordinary share purchase warrants. There was no ordinary share purchase warrants in the fiscal year 2010, compared to a loss of RMB76.4 million in the fiscal year 2009.
Income tax benefit (expense). Income tax expense for 2010 was RMB35.8 million (US$5.4 million), compared to tax benefit of RMB5.0 million in the fiscal 2009.

Net income (loss) attributable to 7 Days Group Holdings Limited shareholders. Net income attributable to 7 Days Group Holdings Limited shareholders was RMB117.7 million (US$17.8 million) in 2010, compared to a net loss attributable to 7 Days Group Holdings Limited shareholders of RMB104.0 million in the fiscal year 2009.

Non-GAAP net income. Non-GAAP net income was RMB133.2 million (US$20.2 million), compared to net income of RMB10.3 million during the fiscal year 2009.

Basic and diluted net income (loss) per ADS. Basic and diluted income per ADS were RMB2.37 (US$0.36) and RMB 2.34 (US$ 0.35) for 2010, respectively. Non-GAAP basic and diluted earnings per ADS were RMB2.67 (US$0.40), compared to Non-GAAP basic and diluted earnings per ADS of RMB0.45 in the fiscal year 2009.

Operating cash flow. Net operating inflow for the fiscal year 2010 was RMB371.0 million (US$56.2 million), a substantial increase from RMB248.6 million in 2009.

Guidance

The Company expects to generate total net revenues in the range of RMB405 million to RMB410 million in the first quarter 2011. 7 Days Group expects full-year 2011 total net revenues to grow 32% to 36% over the full-year 2010. The forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

7 Days Group Holdings Limited senior management will host a conference call at 8:00 pm (Eastern) / 5:00 pm (Pacific) Tuesday, March 8, 2011, which is 9:00 am (Beijing) on Wednesday, March 9, 2011 to discuss its fourth quarter and full year 2010 financial results and recent business activity.  The conference call may be accessed by calling the following numbers:

China:	800 8190 121
Hong Kong:	852 2475 0994
US Toll Free:	1 866 5194 004
International:	65 6723 9381
Conference ID number:	19196240
Passcode:	7 Days

A live webcast of the conference call and replay will be available on the investor relations page of 7 Days Group’s website at http://en.7daysinn.cn/.

A telephone replay will be available shortly after the call.  The dial-in details are as follows:

US:	1 866 214 5335
International:	61 2 8235 5000
Conference ID number:	19196240

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Use of Non-GAAP Financial Measures

To supplement 7 Days Group's unaudited financial results presented in accordance with U.S. GAAP, the Company has used the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission (the “SEC”) to report its financial results:

— Non-GAAP income from operations represents income from operations reported in accordance with GAAP, excluding share-based compensation expense.

— Non-GAAP net income represents net income reported in accordance with GAAP, excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any.
— Non-GAAP earnings per ADS represents non-GAAP net income divided by the number of ADS used in computing basic and diluted earnings per ADS.
— EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expense, provision for income taxes, depreciation and amortization.
— Adjusted EBITDA represents EBITDA, excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any.

The Company believes EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions, if any, and income taxes. In addition, 7 Days Group believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. Given the significant investments that 7 Days Group has made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of its cost structure. 7 Days Group believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains the Company considers to be outside the ordinary course of its business.  7 Days Group also calculates Adjusted EBITDA excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any. The Company prepares its financial statements in accordance with GAAP and, accordingly, expenses its employee share options and recognizes, if any, the impact of loss on debt extinguishment and changes in the fair value of its ordinary share purchase warrants. Since share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants are non-cash expenses, the Company believes excluding them from its calculation of EBITDA allows it to provide investors with a more useful tool for assessing its operating and financial performance.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, such as property and equipment, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of its results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures, share-based compensation expense and other relevant items both in its reconciliations to the GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA are not defined under GAAP, and EBITDA and Adjusted EBITDA are not measures of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing the Company’s operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, the Company’s EBITDA and Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and Adjusted EBITDA in the same manner as the Company does.

For reasons same to the use of EBITDA and Adjusted EBITDA described above, the Company has also reported net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis, excluding share-based compensation expense, loss on debt extinguishment and change in fair value of ordinary share purchase warrants, in each case, if any, in the relevant period.  These non-GAAP operating measures are useful for understanding and assessing the Company’s underlying business performance and operating trends and the Company expects to report net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

7 Days Group believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing 7 Days Group’s financial performance and liquidity and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the periods set forth in the tables at the end of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, 7 Days Group’s beliefs as to the improvement of macro environment and conditions, the factors driving expected growth, its revenue guidance for the first quarter and the full year of 2011, its increased investment in business development, the acceleration of increase of the size and scope of the Company’s hotel network (especially with regards to managed hotels), expected number of new hotel openings in 2011 (including the related breakdown of expected new leased-and-operated hotels and new managed hotels), its ability to execute on our rapid expansion strategy, its ability to meet or exceed its hotel opening targets, its ability to understand the customer base and provide high quality, clean, comfortable and consistent experience at an affordable price, its implementation of various strategic and operational initiatives, its ability to capture additional market shares (especially in China’s Tier 2 and Tier 3 cities), its ability to leverage the economies of scale and maintain a prudent cost structure, its expectation on the improvement of operating performance and the increase of contribution from managed hotels, and its expectation on the continued revenue and profit growth. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of leased-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding the Company’s ability to expand its operations while maintaining consistent and high-quality accommodations and services; uncertainties regarding the Company’s ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2009 Annual Report on Form 20-F filed with the SEC on April 26, 2010 and is available on the SEC’s website at www.sec.gov. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 9 of the Company’s 2009 Annual Report on Form 20-F. The Company’s actual results of operations for the third quarter 2010 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year end audit, which could result in significant differences from this preliminary unaudited financial information.

Contacts:

Investor Contact:
Vivian Chen, Investor Relations Senior Manager
7 Days Group Holdings Limited
+86-20-8922-5858
IR@7daysinn.cn

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196-3712

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

7 Days Group Holdings Limited
Unaudited consolidated balance sheet information
	Dec 31, 2009	Sep 30, 2010	Dec 31, 2010
	RMB' 000	RMB' 000	RMB' 000	US$'000
ASSETS
Current assets:
Cash	341,370	451,042	388,795	58,908
Pledged bank deposits	5,400	1,846	4,718	715
Short-term investment	293,613	-	-	-
Accounts receivable	4,557	5,984	6,805	1,031
Prepaid rent	64,509	123,536	130,522	19,776
Other prepaid expenses and current assets	48,392	66,181	80,373	12,178
Deferred tax assets	7,551	17,137	23,001	3,485
Total current assets	765,392	665,726	634,214	96,093
Property and equipment, net	1,013,500	1,237,231	1,355,554	205,387
Rental deposits	38,297	50,088	53,718	8,139
Investment in and advances to an affiliate	1,359	1,688	1,588	241
Prepayments in respect of hotel acquisition	-	7,769	1,000	152
Land use right	-	-	24,662	3,736
Other non-current assets	-	15,796	19,630	2,974
Deferred tax assets	15,867	14,432	12,876	1,951
Total assets	1,834,415	1,992,730	2,103,242	318,673

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	141,056	203,346	233,770	35,420
Bills payable	17,142	2,822	11,692	1,772
Accrued expenses and other payables	162,164	257,370	281,050	42,583
Amounts due to related parties	162	1,593	-	-
Income taxes payable	5,965	10,886	19,603	2, 970
Total current liabilities	326,489	476,017	546,115	82,745
Long-term bank borrowings	110,000	-	-	-
Borrowings from related parties	3,233	1,789	4,279	648
Accrued lease payments	116,896	148,862	153,206	23,213
Refundable deposits	24,250	18,374	17,950	2,720
Deferred revenue	5,046	4,531	1,944	294
Other non-current liabilities	-	-	6,446	977
Total liabilities	585,914	649,573	729,940	110,597

Equity:
Ordinary shares	140,377	140,525	140,857	21,342
Additional paid-in capital	1,559,458	1,567,660	1,579,391	239,302
Accumulated other comprehensive income	30,696	20,913	15,649	2,371
Accumulated deficit	(484,925)	(389,217)	(367,234)	(55,642)
Total equity attributable to 7 Days Group Holdings Limited	1,245,606	1,339,881	1,368,663	207,373
Noncontrolling interests	2,895	3,276	4,639	703
Total equity	1,248,501	1,343,157	1,373,302	208,076
Total liabilities and equity	1,834,415	1,992,730	2,103,242	318,673

7 Days Group Holdings Limited
Unaudited Consolidated statements of operations information

	Quarter Ended				Year Ended
	Dec 31	Sep 30	Dec 31		Dec 31	Dec 31
	2009	2010	2010		2009	2010
	RMB'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000	US$'000
Total Revenues	329,389	428,515	465,008	70,456	1,210,071	1,587,033	240,459
Leased-and-operated hotels	325,999	397,291	420,462	63,707	1,201,980	1,491,022	225,912
Managed hotels	3,390	31,224	44,546	6,749	8,091	96,011	14,547
Less: Business tax and surcharges	(18,851)	(23,030)	(25,945)	(3,931)	(68,756)	(88,124)	(13,352)
Net revenues	310,538	405,485	439,063	66,525	1,141,315	1,498,909	227,107

Operating costs and expenses
Hotel operating costs	(260,186)	(302,800)	(345,540)	(52,354)	(971,550)	(1,182,927)	(179,232)
Sales and marketing expenses	(9,338)	(9,286)	(16,644)	(2,522)	(30,824)	(39,557)	(5,993)
General and administrative expenses	(14,173)	(28,024)	(44,794)	(6,787)	(65,074)	(122,371)	(18,541)

Total operating costs and expenses	(283,697)	(340,110)	(406,978)	(61,663)	(1,067,448)	(1,344,855)	(203,766)
Income from operations	26,841	65,375	32,085	4,862	73,867	154,054	23,341

Other income (expense)
Interest income	713	1,013	1,319	200	3,669	3,127	474
Interest expense	(18,177)	(24)	(256)	(39)	(81,867)	(2,082)	(315)
Loss on debt extinguishment	(26,477)	-	-	-	(26,477)	-	-
Change in fair value of ordinary share purchase warrants	(69,957)	-	-	-	(76,376)	-	-
Equity income (loss) of an affiliate	(21)	(2)	(17)	(3)	23	(18)	(3)

	Quarter Ended				Year Ended
	Dec 31	Sep 30	Dec 31		Dec 31	Dec 31
	2009	2010	2010		2009	2010
	RMB'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000	US$'000
Income (loss) before income taxes	(87,078)	66,362	33,131	5,020	(107,161)	155,081	23,497
Income tax benefit (expense)	(5,811)	(6,123)	(10,904)	(1,652)	4,952	(35,833)	(5,429)
Net income (loss)	(92,889)	60,239	22,227	3,368	(102,209)	119,248	18,068
Net income attributable to noncontrolling interests	(498)	(408)	(244)	(37)	(1,745)	(1,557)	(236)
Net income (loss) attributable to 7 Days Group Holdings Limited	(93,387)	59,831	21,983	3,331	(103,954)	117,691	17,832

Basic earnings (loss) per ordinary share	(1.28)	0.40	0.15	0.02	(1.93)	0.79	0.12
Diluted earnings (loss) per ordinary share	(1.28)	0.40	0.15	0.02	(1.93)	0.78	0.12

7 Days Group Holdings Limited
Reconciliation of GAAP and Non-GAAP Results

EBITDA (non-GAAP)	Quarter Ended				Year Ended
	Dec 31	Sep 30	Dec 31		Dec 31	Dec 31
	2009	2010	2010		2009	2010
	RMB'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000	US$'000

Net income attributable to 7 Days Group Holdings Limited	(93,387)	59,831	21,983	3,331	(103,954)	117,691	17,832
Interest income	(713)	(1,013)	(1,319)	(200)	(3,669)	(3,127)	(474)
Interest expense	18,177	24	256	39	81,867	2,082	315
Income tax expense	5,811	6,123	10,904	1,652	(4,952)	35,833	5,429
Depreciation and amortization	40,000	46,089	52,891	8,014	146,173	180,814	27,396
EBITDA (non-GAAP)	(30,112)	111,054	84,715	12,836	115,465	333,293	50,498
EBITDA%	(9.7)%	27.4%	19.3%	19.3%	10.1%	22.2%	22.2%
Share-based compensation expenses	2,781	1,825	8,993	1,363	11,412	15,517	2,351
Loss on debt extinguishment	26,477	-	-	-	26,477	-	-
Change in fair value of ordinary share purchase warrants	69,957	-	-	-	76,376	-	-

Adjusted EBITDA (non- GAAP) excluding share-based compensation expense and change in fair value of ordinary share purchase warrants	69,103	112,879	93,708	14,198	229,730	348,810	52,849
Adjusted EBITDA%	22.3%	27.8%	21.3%	21.3%	20.1%	23.3%	23.3%

Non-GAAP net income attributable to 7 Days Group Holdings Limited

	Quarter Ended				Year Ended
	Dec 31	Sep 30	Dec 31		Dec 31	Dec 31
	2009	2010	2010		2009	2010
	RMB'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited (GAAP)	(93,387)	59,831	21,983	3,331	(103,954)	117,691	17,832
Share-based compensation expenses	2,781	1,825	8,993	1,363	11,412	15,517	2,351
Loss on debt extinguishment	26,477	-	-	-	26,477	-	-
Change in fair value of ordinary share purchase warrants	69,957	-	-	-	76,376	-	-

Net income attributable to 7 Days Group Holdings Limited excluding share-based compensation expense and change in fair value of ordinary share purchase warrants (Non GAAP net income)	5,828	61,656	30,976	4,694	10,311	133,208	20,183

Earnings per share

	Quarter Ended				Year Ended
	Dec 31 2009	Sep 30 2010	Dec 31 2010		Dec 31 2009	Dec 31 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$

Basic earnings per ordinary share (GAAP)	(1.28)	0.40	0.15	0.02	(1.93)	0.79	0.12
Diluted earnings per ordinary share (GAAP)	(1.28)	0.40	0.15	0.02	(1.93)	0.78	0.12

Basic earnings per ordinary share(Non-GAAP), excluding share-based compensation expense and change in fair value of ordinary share purchase warrants	0.06	0.41	0.21	0.03	0.15	0.89	0.13

Diluted earnings per ordinary share(Non-GAAP), excluding share-based compensation expense and change in fair value of ordinary share purchase warrants	0.06	0.41	0.20	0.03	0.15	0.89	0.13

Denominator:

Basic weighted average number of ordinary shares	95,883,725	149,146,501	149,388,775		69,044,665	149,169,106

Diluted weighted average number of ordinary shares	97,259,150	150,412,711	151,566,823		70,420,089	150,366,265

	Quarter Ended				Year Ended
	Dec 31 2009	Sep 30 2010	Dec 31 2010		Dec 31 2009	Dec 31 2010
	RMB’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Hotel operating costs
GAAP Result	(260,186)	(302,800)	(345,540)	(52,354)	(971,550)	(1,182,927)	(179,232)
% of Total net Revenue	83.79%	74.68%	78.70%	78.70%	85.13%	78.92%	78.92%
Share-based Compensation	541	383	566	86	1,795	2,018	306
% of Total net Revenue	0.17%	0.09%	0.13%	0.13%	0.16%	0.13%	0.13%
Non-GAAP Result	(259,645)	(302,417)	(344,974)	(52,268)	(969,755)	(1,180,909)	(178,926)
% of Total net Revenue	83.61%	74.58%	78.57%	78.57%	84.97%	78.78%	78.78%

Sales and marketing expenses
GAAP Result	(9,338)	(9,286)	(16,644)	(2,522)	(30,824)	(39,557)	(5,993)
% of Total net Revenue	3.01%	2.29%	3.79%	3.79%	2.70%	2.64%	2.64%
Share-based Compensation	158	16	45	7	678	267	40
% of Total net Revenue	0.05%	0.00%	0.01%	0.01%	0.06%	0.02%	0.02%
Non-GAAP Result	(9,180)	(9,270)	(16,599)	(2,515)	(30,146)	(39,290)	(5,953)
% of Total net Revenue	2.96%	2.29%	3.78%	3.78%	2.64%	2.62%	2.62%

General and administrative expenses
GAAP Result	(14,173)	(28,024)	(44,794)	(6,787)	(65,074)	(122,371)	(18,541)
% of Total net Revenue	4.56%	6.91%	10.20%	10.20%	5.70%	8.16%	8.16%
Share-based Compensation	2,082	1,426	8,382	1,270	8,939	13,232	2,005
% of Total net Revenue	0.67%	0.35%	1.91%	1.91%	0.78%	0.88%	0.88%
Non-GAAP Result	(12,091)	(26,598)	(36,412)	(5,517)	(56,135)	(109,139)	(16,536)
% of Total net Revenue	3.89%	6.56%	8.29%	8.29%	4.92%	7.28%	7.28%

Total operating costs and expenses
GAAP Result	(283,697)	(340,110)	(406,978)	(61,663)	(1,067,448)	(1,344,855)	(203,766)
% of Total net Revenue	91.36%	83.88%	92.69%	92.69%	93.53%	89.72%	89.72%
Share-based Compensation	2,781	1,825	8,993	1,363	11,412	15,517	2,351
% of Total net Revenue	0.90%	0.45%	2.05%	2.05%	1.00%	1.04%	1.04%
Non-GAAP Result	(280,916)	(338,285)	(397,985)	(60,300)	(1,056,036)	(1,329,338)	(201,415)
% of Total net Revenue	90.46%	83.43%	90.64%	90.64%	92.53%	88.69%	88.69%

Income from operations
GAAP Result	26,841	65,375	32,085	4,862	73,867	154,054	23,341
% of Total net Revenue	8.64%	16.12%	7.31%	7.31%	6.47%	10.28%	10.28%
Share-based Compensation	2,781	1,825	8,993	1,363	11,412	15,517	2,351
% of Total net Revenue	0.90%	0.45%	2.05%	2.05%	1.00%	1.04%	1.04%
Non-GAAP Result	29,622	67,200	41,078	6,225	85,279	169,571	25,692
% of Total net Revenue	9.54%	16.57%	9.36%	9.36%	7.47%	11.31%	11.31%

7 Days Group Holdings Limited
   Operating Data
	As of and for the Quarter Ended			As of and for the Year Ended
	Dec 31	Sep 30	Dec 31	Dec 31	Dec 31
	2009	2010	2010	2009	2010

Hotels in operation	337	461	568	337	568
Leased-and-operated hotels	236	281	321	236	321
Managed hotels	101	180	247	101	247
Hotels under conversion	64	201	197	64	197
Leased-and-operated hotels	6	51	25	6	25
Managed hotels	58	150	172	58	172
Total hotel rooms for hotels in operation	32,836	46,293	56,410	32,836	56,410
Leased-and-operated hotels	23,764	28,986	32,825	23,764	32,825
Managed hotels	9,072	17,307	23,585	9,072	23,585
Total hotel rooms for hotels under conversion	6,168	19,578	19,345	6,168	19,345

Number of cities covered for hotels in operation	54	75	89	54	89

Occupancy rate	88.1%	92.2%	83.9%	88.3%	88.7%
Leased-and-operated hotels	90.0%	93.7%	86.2%	89.2%	91.0%
Managed hotels	80.0%	89.3%	80.4%	82.8%	84.0%
Average daily rate (in RMB)	162.9	166.5	162.4	159.6	162.3
Leased-and-operated hotels	164.2	167.9	166.5	160.0	164.9
Managed hotels	156.6	163.6	155.4	156.2	156.7
RevPAR (in RMB)	143.4	153.5	136.3	140.9	143.9
Leased-and-operated hotels	147.8	157.3	143.4	142.7	150.0
Managed hotels	125.3	146.2	124.9	129.3	131.6
Overnight occupancy rates	84.9%	88.8%	81.6%	84.8%	85.5%
Leased-and-operated hotels	86.8%	90.3%	83.8%	85.6%	87.8%
Managed hotels	77.2%	86.1%	78.0%	79.4%	81.1%